December 3, 2024

Yujie Chen
Chief Executive Officer
Grande Group Limited
Suite 2701, 27/F., Tower 1
Admiralty Center, 18 Harcourt Road
Admiralty, Hong Kong

       Re: Grande Group Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted November 12, 2024
           CIK No. 0002027722
Dear Yujie Chen:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 25, 2024 letter.

Amendment No.3 to Draft Registration on Form F-1
Cover Page

1. We note your response to prior comment 6. You disclosed in the prospectus summary the number of clients you had in Hong Kong, Singapore and the PRC. Please revise the cover page to also include such information.
Risk Factors Summary, page 7

2.     We note that you removed the following language from this section:
           Furthermore, the changes in the policies, regulations, rules, and the
 December 3, 2024
Page 2

           enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland
           China legal and regulatory system cannot be certain.
             We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws
and
           obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.
             The enactment of the law of the PRC on Safeguarding National Security in the
           Hong Kong Special Administrative Region (the    Hong Kong National
Security
           Law   ) could impact our Hong Kong subsidiaries, which represent substantially all
           of our business.

       Please revise this section to reinstate this language.
Dividend Policy, page 50

3. We note your disclosure of Grande Capital Limited's declaration of a cash dividend of
       HK$6 million (approximately US$769,231) to your Controlling Shareholder, Grande
       Holding Limited on June 25, 2024. Please tell us how you considered SAB Topic
       1B.3 for this event and whether and how you intend to present the related effects.
Liquidity and Capital Resources, page 61

4. We note your response to prior comment 5. You state that "[f]or the year ended March
       31, 2024, [you] recorded a significant increase in cash provided by operating activities from $228,964 for the year ended March 31, 2023 to $1,157,742 for the year ended
       March 31, 2024." You also state that you derived sufficient cash from operating activities for the year ended March 31, 2024 that you no longer have to rely on advances from Grande Holding Limited. Please revise your disclosure to briefly discuss the increase in cash from operating activities. Similarly, revise to address known events and uncertainties with respect to cash from operations so that the reader can understand material events and uncertainties that are reasonably likely to cause the increase in cash from operations not to be necessarily indicative of future operating results.
Exhibits

5. We note your response to comment 8. Please provide a written description. We refer you to Regulation S-K Compliance and Disclosure Interpretation no.
146.04.
       Please contact Victor Cecco at 202-551-2064 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.
 December 3, 2024
Page 3



                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance
cc:   Yuning    Grace    Bai